VIGILANT INSURANCE COMPANY Endorsement No.: 6 Bond Number: 81900042

NAME OF ASSURED: BLACKROCK LIQUIDITY FUNDS

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD: from 12:01 a.m. on August 30, 2005

                                                               to  12:01 a.m. on         September 30, 2006

This Endorsement applies to loss discovered after 12:01 a.m. on August 30, 2006.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 25, 2006	By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)

BlackRock Liquidity Funds

Resolution Approved May 10, 2006

Annual Approval of Continuation of Fidelity Bond.

RESOLVED, that the Fidelity Bond, which names the Trust as insured having an aggregate coverage limit of $10,000,000 per single loss, issued by Vigilant Insurance Company, a member company of The Chubb Group of Insurance Companies, against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees from time to time of the Trust, containing such provisions as may be required by the rules promulgated under the 1940 Act, be, and hereby is, authorized to be extended for a one-month period beginning upon expiration of the current term (August 30, 2006);

FURTHER RESOLVED, that the officers of the Trust be, and each hereby is, authorized to increase or decrease the amount of the Fidelity Bond from time to time in order to enable the Trust to remain in compliance with the 1940 Act and the rules thereunder;

FURTHER RESOLVED, that the Trust’s Assistant Treasurer, Secretary or Assistant Secretary, be, and each hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such a bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to make any and all payments and do any and all other acts, in the name of the Trust and on the Trust’s behalf, as it may be determined to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.